UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Cadeler takes delivery of Wind Keeper and locks down first three years of utilisation with the signing of a long-term firm contract

Copenhagen, 18 July 2025 - Cadeler has taken delivery of its latest acquisition, the vessel Wind Keeper, ahead of schedule. The newest addition to the fleet has today landed her first long-term firm contract with Vestas, for a three-year period commencing early in 2026.

Cadeler announced its agreement to purchase the newly constructed jack-up vessel, the Wind Keeper, last month and the vessel has now officially been delivered to the company. She becomes the eighth vessel in Cadeler’s growing fleet, further strengthening the company’s capacity to install and maintain large-scale offshore wind projects.

In conjunction with the Wind Keeper’s delivery, Cadeler has also signed a significant long-term contract with Vestas. The contract contemplates a firm period of three years with additional options of two and a half years in aggregate. The firm value of the contract to Cadeler is approximately EUR 210m; if all options are exercised, the contract is expected to be worth in excess of EUR 380m.

Wind Keeper will serve as a versatile service vessel, supporting both operations and maintenance (O&M) as well as transport and installation (T&I) tasks for Vestas across current and future offshore wind projects.

Wind Keeper departed China on route to Europe earlier in July, where, ahead of contract commencement in Q1 2026, she will undergo tailored upgrades to enhance her operational capacity and align her onboard capabilities with the rest of Cadeler’s fleet. She will be equipped with seafastening for three sets of the Vestas V236-15.0 MW turbines and will be upgraded to support installations in the growing 15 MW segment.

Mikkel Gleerup, CEO of Cadeler, comments: “This first contract for Wind Keeper is exactly why we made the strategic decision to acquire her. We see increasing demand in Europe for flexible, high-performance vessels that can support both O&M and installation scopes, and she fits that profile perfectly. After a series of upgrades to enhance her capabilities, Wind Keeper will be ready to support our trusted partners from 2026. We’re proud to see our vision come to life and grateful to Vestas for the trust they’ve placed in us.”

“Wind Keeper brings immediate value to Cadeler’s fleet. Her dual capability across installation and service scopes makes her a key asset as we support the construction and long-term maintenance of offshore wind farms in the years ahead,” Mikkel Gleerup added.

A Keeper, built for next-generation offshore wind

Cadeler announced the acquisition of Bo Qiang 3060 last month from Shanghai Boqiang Heavy Industry Group Co. The acquisition was completed at a price significantly below her estimated replacement cost and is fully debt-financed on favourable terms through DNB Bank ASA.

Constructed in 2024 and equipped with advanced European systems, including a Huisman main crane with a 2,200-tonne lifting capacity, Kongsberg’s DP2 dynamic positioning, MAN engines, and Siemens propulsion, the vessel is uniquely designed for the demanding global O&M market. Her 120-meter jack-up legs will allow her to operate efficiently even in deep and harsh offshore conditions.

Cadeler will rename the vessel to Wind Keeper, a name that reflects both her enduring value and her core role in safeguarding offshore wind production. As a rare and strategic addition to the fleet, she is built to ensure the upkeep of renewable energy infrastructure and contribute to the resilience and reliability of the offshore wind sector.

Wind Keeper becomes the eighth vessel in Cadeler’s growing fleet of jack-up vessels, with another four currently under construction with upcoming deliveries.

For further information, please contact:

Cadeler Press Office

press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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